Filed pursuant to Rule 433

Registration Statement 333-273534

Relating to Preliminary Prospectus Supplement dated September 27, 2023

Republic of Panama

U.S.$ 400,000,000 6.853% Global Bonds due 2054

September 27, 2023

Term Sheet

Issuer:	Republic of Panama (“Panama” or the “Republic”)

Transaction:	6.853% Global Bonds due 2054 (the “2054 Global Bonds”)

Distribution:	SEC-Registered Global Bonds

Ranking:	Senior Unsecured

Expected Ratings*:	Baa2 (negative) / BBB (stable) / BBB- (stable) (Moody’s / S&P / Fitch)

Amount Issued:	U.S.$ 400,000,000 aggregate principal amount

Coupon:	6.853% (30/360 day count basis)

Maturity:	March 28, 2054 The Republic will repay the principal of the 2054 Global Bonds in three equal annual installments on March 28 of each year, commencing on March 28, 2052.

Offering Price:

92.846% of principal amount plus accrued interest,

totaling U.S.$ 456,866.67, or U.S.$ 1.142 per U.S.$ 1,000

principal amount of the 2054 Global Bonds, from

September 28, 2023, to, but not including, October 4, 2023, plus accrued interest, if any, from October 4, 2023

Gross Proceeds to the Issuer (excluding accrued interest and before deducting underwriting fees and other offering expenses):	U.S.$ 371,384,000

Yield to Maturity:	7.450%

Spread to Benchmark Treasury:	271.2 basis points

Benchmark Treasury:	3.625% due May 15, 2053

Benchmark Treasury Price and Yield:	82-11 7/8; 4.738%

Reopening:	The 2054 Global Bonds constitute a further issuance of, and will form a single series with, the U.S.$ 1,000,000,000 aggregate principal amount of Panama’s 6.853% Global Bonds due 2054 issued on March 28, 2023.

Listing and Trading:	Application will be made to list the 2054 Global Bonds on the Official List of the Luxembourg Stock Exchange and to have the 2054 Global Bonds admitted to trading on the Euro MTF Market.

Optional Redemption:

Prior to September 28, 2053 (six months prior to their final maturity date) (the “2054 Par Call Date”), the Republic may redeem the 2054 Global Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2054 Global Bonds matured on the 2054 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2054 Global Bonds to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2054 Par Call Date, the Republic may redeem the 2054 Global Bonds, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2054 Global Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

Use of Proceeds:	Panama will use the proceeds from the 2054 Global Bonds for general budgetary purposes.

Governing Law:	State of New York

Underwriting Fee:	0.050%

Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

Interest Payment Dates:	March 28 and September 28 of each year

First Coupon Payment Date:	March 28, 2024

Settlement Date:	October 4, 2023 (T+5)

CUSIP/ISIN:	698299 BV5 / US698299BV52

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated September 27, 2023, BofA Securities, Inc. and UBS Securities LLC as the underwriters have severally agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the 2054 Global Bonds indicated below:

Underwriters:

BofA Securities, Inc.	U.S.$ 200,000,000
UBS Securities LLC	U.S.$ 200,000,000
Total	U.S.$ 400,000,000

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at https://www.sec.gov/Archives/edgar/data/76027/000119312523243128/d490634d424b3.htm [sec.gov].

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free, BofA Securities, Inc. at +1 800 294 1322 or UBS Securities LLC at +1 888-827-7275.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.